Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Company Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated March 31, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal, and is being made to all holders of Company Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Company Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

WHITE ELECTRONIC DESIGNS CORPORATION

at

$7.00 Net Per Share

by

RABBIT ACQUISITION CORP.

a Wholly Owned Subsidiary

of

MICROSEMI CORPORATION

Rabbit Acquisition Corp., an Indiana corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), offers to purchase all outstanding shares of common stock, stated value $0.10 per share (the “Company Shares”), of White Electronic Designs Corporation, an Indiana corporation (“Seller”), at a price of $7.00 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (such offer, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF APRIL 27, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) at least that number of Company Shares that when added to any Company Shares already owned by Parent or any of its controlled subsidiaries, if any, equals 50.1% of the then outstanding Company Shares on a fully diluted basis (calculated in accordance with the Merger Agreement. The Offer is also subject to the other conditions set forth in the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated March 29, 2010 (the “Merger Agreement”), by and among Parent, Purchaser and Seller. The purpose of the Offer is to acquire for cash as many Company Shares as possible as a first step in acquiring control of, and the entire equity interest in, Seller. The Merger Agreement provides for the commencement of the Offer by Purchaser and further provides that, subject to the conditions described in the Offer to Purchase, the Purchaser will be merged with and into Seller with Seller continuing as the surviving corporation as a wholly owned subsidiary of Parent. At the effective time of the Merger, each Company Share outstanding (other than Company Shares directly owned by Seller and its subsidiaries, Parent or Purchaser, which will be canceled and shall cease to exist) will be converted into the right to receive $7.00 (or any other per Company Share price paid in the Offer) net to the selling shareholder in cash, without interest and less any required withholding taxes.

The Board of Directors of Seller has unanimously adopted and declared advisable and in the best interests of Seller and its shareholders the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), and has recommended that Seller’s shareholders tender their Company Shares pursuant to the Offer and (to the extent necessary) approve the Merger.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Company Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of its acceptance for payment of such Company Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Company Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Company Shares have been accepted for payment. In all cases, payment for Company Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Company Shares or confirmation of a book-entry transfer of such Company Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, on April 27, 2010, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that, unless the Merger Agreement shall have been terminated in accordance with its terms, and subject to the conditions described in Section 1 of the Offer to Purchase (i) the Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Stock Market that is applicable to the Offer, and (ii) subject to the terms of the Merger Agreement, if, on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any tender offer condition is not satisfied and has not been waived, then the Purchaser will extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Date or such subsequent date for successive extension periods of up to 10 business days each.

Purchaser may, without the consent of Seller, provide for one subsequent offering period (a “Subsequent Offering Period”) following the Purchaser’s acceptance for payment of Company Shares pursuant to and subject to the Offer conditions upon the expiration of the Offer (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)). In no event shall Purchaser be required to extend the Offer beyond the “Outside Date” (which is defined in the Merger Agreement as September 30, 2010, subject to extension under certain circumstances until December 31, 2010).

Any extension of the Offer will be followed as promptly as practicable by a public announcement if required. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) of the Exchange Act. During any such extension, all Company Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Company Shares except during a Subsequent Offering Period. Company Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment pursuant to the Offer, may also be withdrawn at any time after May 30, 2010. If Purchaser elects to provide for a Subsequent Offering Period, Company Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of such Company Shares, if different from that of the person who tendered such Company Shares. If share certificates evidencing Company Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the

Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Company Shares have been tendered for the account of an Eligible Institution. If Company Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Company Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Company Shares will be determined by the Purchaser, in its sole discretion.

The receipt of cash for Company Shares in the Offer and the Merger will be a taxable transaction for United States federal income tax and may also be a taxable transaction under applicable state, local or foreign tax laws. For a description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with Seller’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Company Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Company Shares and will be furnished, for subsequent transmittal to beneficial owners of Company Shares, to banks, brokers and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent (as defined below) or the Dealer Manager (as defined below) at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

199 Water Street, 26th Floor	199 Water Street, 26th Floor
New York, NY 10038	New York, NY 10038-3560

Banks and Brokerage Firms, Please Call:	Please Call Toll-Free:

(212) 440-9800	(800) 445-1790

Shareholders and All Others Call Toll-Free:

(866) 729-6799

March 31, 2010

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